                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ________ to __________

     Commission file number 001-32395

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Burlington Resources Inc. Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ConocoPhillips, 600 N. Dairy Ashford, Houston, Texas 77079

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2006 AND 2005

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
INDEX
DECEMBER 31, 2006
-------------------------------------------------------------------------------

                                                                            PAGE
                                                                            ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..................     1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits..........................     2
Statement of Changes in Net Assets Available for Benefits................     3
Notes to Financial Statements............................................     4

SUPPLEMENTAL SCHEDULE
* Schedule H, Item 4i - Schedule of Assets (Held at End of Year).........    12

* Other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

EXHIBIT

23   Consent of Independent Registered Public Accounting Firm--Ham,
     Langston & Brezina, L.L.P.

HAM,
LANGSTON &
BREZINA, L.L.P.
Certified Public Accountants
-------------------------------------------------------------------------------


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Burlington Resources Inc. Retirement Savings Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Burlington Resources Inc. Retirement Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2006 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
June 21, 2007

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005
-------------------------------------------------------------------------------

                                                                   2006           2005
                                                               ------------   ------------
ASSETS
Investments, at fair value:
   Burlington Resources, Inc. common stock                     $         --   $ 67,251,217
   ConocoPhillips common stock                                   56,262,842             --
   Registered investment companies                              177,457,307    175,504,986
   Common collective trust                                               --      1,917,270
   Participant notes receivable                                   3,694,260      4,989,443
   Cash and cash equivalents                                      4,963,994      3,878,549
   Synthetic investment contracts                                89,857,826    102,413,659
                                                               ------------
      TOTAL INVESTMENTS                                         332,236,229    355,955,124
                                                               ------------   ------------
Receivables:
   Employee contributions receivable                                     --        441,508
   Employer contributions receivable                                     --        293,980
   Accrued interest                                                      --         11,837
                                                               ------------   ------------
      TOTAL RECEIVABLES                                                  --        747,325
                                                               ------------   ------------
      TOTAL ASSETS                                              332,236,229    356,702,449

LIABILITIES
Management fees payable                                             (71,315)       (37,037)
                                                               ------------   ------------
      TOTAL LIABILITIES                                             (71,315)       (37,037)
                                                               ------------   ------------
      NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE       332,164,914    356,665,412

      Adjustment from fair value to contract value for fully
         benefit-responsive investment contracts                  1,208,033        537,215
                                                               ------------   ------------
      NET ASSETS AVAILABLE FOR BENEFITS                        $333,372,947   $357,202,627
                                                               ============   ============

The accompanying notes are an integral part of these financial statements.

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006
-------------------------------------------------------------------------------

                                                        2006
                                                    ------------
INVESTMENT INCOME
Interest income                                     $  3,613,785
Dividend income                                       10,936,878
Net appreciation in the fair value of investments     30,968,046
                                                    ------------
   NET INVESTMENT INCOME                              45,518,709
                                                    ------------
CONTRIBUTIONS
Company                                               10,445,198
Participant                                           16,586,417
Rollover                                                 282,644
                                                    ------------
   TOTAL CONTRIBUTIONS                                27,314,259
                                                    ------------
   TOTAL ADDITIONS                                    72,832,968
                                                    ------------
Participant withdrawals and distributions            (96,540,590)
Administrative expenses                                 (122,058)
                                                    ------------
   TOTAL DEDUCTIONS                                  (96,662,648)
                                                    ------------
NET DECREASE                                         (23,829,680)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                    357,202,627
                                                    ------------
End of year                                         $333,372,947
                                                    ============

The accompanying notes are an integral part of these financial statements.

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
-------------------------------------------------------------------------------

1.   PLAN DESCRIPTION

     The following description of the Burlington Resources Inc. (BR or the Company) Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a trusteed, defined contribution plan for participants of the employer companies, BR and Burlington Resources Oil & Gas Company LP. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan's assets are held by Charles Schwab Trust Company (Trustee) and individual participant accounts are maintained by Charles Schwab Retirement Plan Services. Prior to March 31, 2006, the Plan was administered by a committee of BR corporate executives. On March 31, 2006, BR was acquired by ConocoPhillips, and the Plan is currently administered by the BR Retirement Savings Plan Committee, a Plan Financial Administrator, a Plan Benefits Administrator, and the Chief Financial Officer of ConocoPhillips.

     INVESTMENTS

     A participant may direct his or her contributions, account balances and the Company match among a variety of investment funds.

     ELIGIBILITY

     Prior to March 31, 2006, all employees were eligible to participate in the Plan beginning the first day of the month following full time employment, or upon completion of 1,000 hours of service. Eligible employees who were participants in the Plan on March 31, 2006, were allowed to continue participation in the Plan. Individuals who were not participants in the Plan on March 31, 2006, are not eligible to participate in the Plan after March 31, 2006.

     PARTICIPANT ACCOUNTS

     A separate account is maintained for each participant reflecting the participant's contributions and the participant's share of Company contributions and Plan investment income (loss) net of (or in addition to) withdrawals. Each participant can authorize the transfer of account balances among funds or change investment options for future contributions at any time.

     Appreciation (depreciation) is allocated to participant accounts based upon their proportionate share of assets in each investment fund.

     PARTICIPANT NOTES RECEIVABLE

     The Plan may make loans to actively employed participants of up to 50% of their account balance (excluding any remaining Individual Retirement Account balance that was entered into prior to 1998), subject to a minimum loan of $1,000 and a maximum loan of $50,000. The $50,000 limit is reduced by the participant's highest outstanding loan balance during the prior 12 months. Loans are secured by the balance in a participant's account. Interest on loans accrues at 1% above the Wall Street Journal published prime rate, which is determined at the time the loan is taken, and remains fixed for the term of the loan. Interest rates ranged from 5.00% to 10.50% for loans outstanding as of December 31, 2006 and 2005. The repayment period may be from 12 to 60 months. Repayments are made through payroll deductions and are reinvested in Plan funds according to the borrowing participant's current investment elections. Loan balances due from terminated participants are

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
-------------------------------------------------------------------------------

     deemed distributed to the participants during the quarter following the quarter in which the last loan payment was made unless the participant elects full loan repayment. There were no loans in default as of December 31, 2006 and 2005.

     CONTRIBUTIONS

     A participant may elect to make regular semi-monthly pre-tax and/or after-tax contributions from 1% to 13% of his or her total eligible compensation via regular payroll deduction. Pre-tax contributions are subject to an Internal Revenue Service (IRS) limitation of $15,000 for the 2006 plan year. Under the IRS's Catch-up Contribution provision, participants who are at least age 50 by the plan year-end may contribute each year on a pre-tax basis an additional amount, which was $5,000 for the 2006 plan year. The Company matches 100% of employee contributions up to 6% of total eligible compensation for a participant with less than 10 years of service, and up to 8% of total eligible compensation for a participant with 10 or more years of service. In addition, a participant may make an approved rollover contribution from another qualified employee benefit plan, subject to IRS rules. All regular Company and participant contributions are paid to the Plan's trustee semi-monthly, and allocated among the investment options consistent with the participant's investment elections.

     VESTING

     Participant accounts are 100% vested and nonforfeitable at all times.

     VOTING RIGHTS

     As a result of the acquisition of BR by ConocoPhillips on March 31, 2006, each share of BR common stock held in the Plan on March 31, 2006 was converted into a combination of $46.50 in cash and 0.7214 shares of ConocoPhillips common stock. The Plan Trustee then reinvested the cash portion, less commission fees, into additional shares of ConocoPhillips common stock.

     Each participant who had Burlington Resources Inc. common stock allocated to his or her account during the year ended December 31, 2005 and during the period from January 1, 2006 through March 31, 2006 was entitled to instruct the Trustee regarding the voting of such shares in that period. After March 31, 2006 each participant who has ConocoPhillips common stock (Company Stock) allocated to his or her account shall be entitled to instruct the Trustee regarding the voting of such shares. If instructions are not received from the participant, or if shares of the Company Stock have not been allocated to the participant's account, the Trustee shall vote the shares in the same proportion as are voted the shares for which instructions have been received from participants.

     DIVERSIFICATION

     Each participant may change the investment funds in which the balances in his or her account are invested by electing, in increments or any whole percentage of the account total, to have the assets in a particular investment fund transferred within a reasonable time after the election to any one or more of the other investment funds. Any such election shall be made in accordance with procedures approved by the benefits committee.

     PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS

     Withdrawals are permitted in the event of termination of employment, retirement, permanent disability, and death, as defined by the Plan. The Plan provides for limited in-service withdrawals by participants from certain funds depending on their source. Generally, a participant may delay distribution of his or her account if the balance exceeds $1,000, until April 1 of the Plan year

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
-------------------------------------------------------------------------------

     immediately following the Plan year in which the participant attains age 70-1/2, or the participant separates from service, whichever is later.

     TERMINATION OF THE PLAN

     While the Company has not expressed any intention to do so, it may at any time terminate the Plan. Upon termination, the Plan's assets will be distributed to the participants on the basis of their account balances existing at the date of termination.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The Plan's financial statements are presented on the accrual basis of accounting, except for participant withdrawals and distributions, which are recorded when paid in accordance with generally accepted accounting principles for defined contribution plans. At December 31, 2006, and December 31, 2005, no benefit claims had been processed and approved for payment prior to December 31, but not paid as of that date.

     USE OF ESTIMATES

     The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES

     Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in the near term could materially affect the amounts reported in the statement of net assets available for benefits.

     INCOME TAXES

     The Plan is intended to be a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (Code). The Plan received a favorable tax determination letter dated October 25, 2002, from the IRS advising that the Plan, as designed, was in compliance with the applicable requirements of the Code, and is therefore exempt from income taxes. There have been amendments to the Plan since that date; however, the Plan administrators believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

     VALUATION OF INVESTMENTS

     Common stock and mutual fund securities are valued at fair value. Common stock values are based on their quoted market prices. Investments in registered investment companies (shares of mutual funds) are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Plan's interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Participants' notes receivable are carried at original loan principal balance, less principal repayments, which approximates fair value. Cash is stated at account value. The fair value of the synthetic investment contracts is calculated as the fair value of its component pieces: wrap contracts paired with underlying investments. Investment contracts, which are fully

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
-------------------------------------------------------------------------------

     benefit-responsive, are stated at contract value and are shown at fair value with an adjustment to reflect the net asset value as contract value.

     Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-divided date.

     CASH AND CASH EQUIVALENTS

     All short-term investments purchased with an original maturity of three months or less are considered cash equivalents. Cash equivalents are stated at fair value.

     INVESTMENT INCOME

     Investment income includes the net appreciation or depreciation in the fair value of the Plan's fair value investments, consisting of realized and unrealized gains and losses. Investment income also includes interest income related to the Plan's guaranteed investment contracts, which is included in the net appreciation in the contract value of investment. Dividend and interest income from investments are recorded as earned and allocated to participants based upon their proportionate share of assets in each investment fund.

     ADMINISTRATIVE EXPENSES

     Certain administrative expenses and professional fees incurred by the Plan are paid by BR. BR paid $114,465 of plan administrative expenses for the year ended December 31, 2006.

     RECENT ACCOUNTING PRONOUNCEMENTS

     In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive, and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

     As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan's Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
-------------------------------------------------------------------------------

3.   NET APPRECIATION IN INVESTMENTS ACCOUNTED FOR AT FAIR VALUE AND CONTRACT
     VALUE

     Following is a summary of the components of the net appreciation in the Plan's investments for the year ended December 31, 2006:

                                                                              2006
                                                                          -----------
Net appreciation in investments accounted for at fair value:
   ConocoPhillips common stock                                            $12,793,385
   Registered investment companies (mutual funds)                          17,015,332
   Common collective trust                                                      3,393
                                                                          -----------
      Total net appreciation in investments accounted for at fair value    29,812,110
                                                                          -----------
Net appreciation in investments accounted for at contract value:
   Investment contracts                                                     1,155,936
                                                                          -----------
Total net appreciation in investments                                     $30,968,046
                                                                          ===========

4.   INVESTMENTS

     Investments that comprised 5% or more of the net assets available for benefits for the years ended December 31, 2006 and 2005, are as follows:

                                                         2006          2005
                                                     -----------   ------------
Burlington Resources, Inc. common stock              $       ***   $ 67,251,217
ConocoPhillips common stock                           56,262,842            ***
Dodge & Cox Stock Fund                                40,382,101     33,020,558
Rice Hall James Micro Cap Fund                        27,128,990     32,654,436
Templeton Instl Foreign Equity Fund                   39,975,026             **
Vanguard Institutional Index Fund                     35,680,825     43,222,443
Vanguard International Growth Admiral Fund                    **     31,752,441
Primco Fixed Income Fund:
   Cash and cash equivalents                           4,963,994      3,878,549
   Synthetic investment contracts (at fair value)*    89,857,826    102,413,659
   Adjustment from fair value to contract value        1,208,033        537,215
                                                     -----------   ------------
      Total Primco Fixed Income Fund                  96,029,853    106,829,423

*    Investment contracts (see Note 5)
**   Less than 5% of Plan assets in the period indicated
***  Not applicable in the period indicated

5.   INVESTMENT CONTRACTS

     INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

     The Plan invests in synthetic investment contracts (synthetic GICs). A synthetic GIC is a wrap contract paired with an underlying single or multiple high quality fixed income investments, or paired

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
-------------------------------------------------------------------------------

     with units of a collective trust bond portfolio. Both the wrap contracts and the underlying investments are owned by the Plan. Wrap contracts are issued by financial services institutions. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration of the underlying investments of that contract through the calculation of an interest rate applicable to the contract on a prospective basis. The wrap contracts provide for a variable crediting rate, which typically resets monthly or quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

     The wrap contract crediting rate is based on the current yield-to-maturity of the covered investments, plus or minus an amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is affected by the change in the annual effective yield-to-maturity of the underlying securities, and is also affected by the differential between the contract value and the market value of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

     Certain events limit the ability of the Plan to transact at contract value with the wrap contract. Such events include the following: (i) complete or partial Plan termination or merger with another plan; (ii) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or; (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrators do not believe that the occurrences of any such value event, which would limit the Plan's ability to transact at contract value with participants is probable.

     Wrap contracts generally impose conditions on the Plan. If an event of default occurs and is not cured, the issuer may terminate the contract. The following may cause the Plan to be in default: (i) a breach of material obligation under the contract; (ii) a material misrepresentation; or (iii) a material amendment to the Plan agreement that is not approved and accepted by the issuer. The Plan may terminate wrap contracts at any time with notice, typically 30 days. Other than for reasons of Plan default, wrap contract issuers may generally only terminate contracts upon the completion of certain contract requirements, such as completion of a specified period of time.

     If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan's assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance that the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
-------------------------------------------------------------------------------

     the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests.

     As described in Note 2, because the synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

     The average yields for the synthetic GICs during the years ended December 31, 2006, and 2005, based on actual earnings, was 5.14% and 4.85%, respectively. The average yields for the synthetic GICs during the years ended December 31, 2006, and 2005, based on interest rates credited to participants, was 4.88% and 4.61%, respectively.

6.   PARTY-IN-INTEREST TRANSACTIONS

     During 2005 and through March 31, 2006, the Plan provided for investment in shares of BR common stock. As a result of the acquisition of BR by ConocoPhillips on March 31, 2006, the Plan currently provides for investment in shares of ConocoPhillips common stock. The Plan also invests in participant loans. These transactions qualify as party-in-interest transactions. These party-in-interest transactions are exempt from the ERISA prohibited transaction rules; consequently, these transactions are permissible.

     BR pays the costs of administering the Plan and a committee of BR corporate executives administered the Plan prior to March 31, 2006. The Plan is currently administered by the BR Retirement Savings Plan Committee, a Plan Financial Administrator, a Plan Benefits Administrator, and the Chief Financial Officer of ConocoPhillips.

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits as of December 31, 2006 and 2005, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:

                                                             2006           2005
                                                         ------------   ------------
Net assets available for benefits as reported
   in the financial statements                           $333,372,947   $357,202,627
Less: Adjustment from fair value to contract value for
   fully benefit-responsive investment contracts           (1,208,033)            --
                                                         ------------   ------------
Net assets available for benefits as reported
   in the Form 5500                                      $332,164,914   $357,202,627
                                                         ============   ============

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
-------------------------------------------------------------------------------

     The following is a reconciliation of net decrease for the year ended December 31, 2006, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:

                                                            2006
                                                        ------------
Net decrease as reported in the financial  statements   $(23,829,680)
Adjustment from fair value to contract value for
   fully benefit-responsive investment contracts          (1,208,033)
                                                        ------------
Net decrease as reported in the Form 5500               $(25,037,713)
                                                        ============

BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN
SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

PLAN NUMBER: 002
EIN: 38-3733223

                                                      (C) DESCRIPTION OF INVESTMENT, INCLUDING
       (B) IDENTITY OF ISSUE, BORROWER, LESSOR OR         MATURITY DATE, RATE OF INTEREST,        (E) CURRENT
(A)                   SIMILAR PARTY                     COLLATERAL, PAR OR MATURITY VALUE           VALUE***
---   -------------------------------------------   -------------------------------------------   -----------
      Bank of America NT & SA                       Synthetic investment contract, #03-091,
                                                    4.70%, no maturity date                       $16,770,336

      ING Life Insurance and Annuity Co.            Synthetic investment contract, #60096,
                                                    5.52%, no maturity date                        14,309,950

      Monumental Life Ins. Co.                      Synthetic investment contract, #00085TR,
                                                    3.13%, matures April 2009                       2,024,773

      Pacific Life Insurance                        Synthetic investment contract,
                                                    #G-26950.01.0001, 5.12%, no maturity date      19,237,785

      Rabobank Nederland                            Synthetic investment contract, #BRS
                                                    100201, 3.89%, no maturity date                21,059,891

      UBS AG                                        Synthetic investment contract, #5194,
                                                    4.94%, no maturity date                        16,455,091

      Dodge & Cox Stock Fund                        Registered Investment Company                  40,382,101**

      Hartford Growth Fund                          Registered Investment Company                   7,106,610

      Rice Hall James Micro Cap Fund                Registered Investment Company                  27,128,990**

      Templeton Institutional Foreign Equity Fund   Registered Investment Company                  39,975,026**

      Vanguard Balanced Index Institutional Fund    Registered Investment Company                  15,469,394

      Vanguard Institutional Index Fund             Registered Investment Company                  35,680,825**

      Vanguard Total Bd Mkt Index Adm Fund          Registered Investment Company                   3,214,140

      W & R Small Cap Growth Fund                   Registered Investment Company                   8,500,221

      Wachovia Bank                                 Interest bearing deposits                       4,963,994

 *    ConocoPhillips                                Common stock                                   56,262,842**

 *    Participants                                  Loans to Plan participants, interest rates
                                                    ranging from 5.00% to 9.50%                     3,694,260
                                                                                                 ------------

      TOTAL                                                                                      $332,236,229
                                                                                                 ============

*    Denotes investment issued by a party-in-interest to the Plan.
** Represents asset comprising at least 5% of net assets available for benefits.
*** Cost information is not presented because all investments are participant-directed.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Burlington Resources Inc. Retirement Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Burlington Resources Inc.
                                        Retirement Savings Plan


Date: June 21, 2007                     /s/ J. W. Sheets
                                        ----------------------------------------
                                        J. W. Sheets
                                        Plan Financial Administrator

                                  Exhibit Index

EXHIBIT
-------
   23     Consent of Independent Registered Public Accounting Firm--Ham,
          Langston & Brezina, L.L.P